HSBC USA Inc.
Market Linked Securities



Market Linked Securities – Auto-Callable with Leveraged Upside Participation and Contingent Downside
Principal at Risk Securities Linked NVIDIA Corporation due June 15, 2028
Term Sheet to Free Writing Prospectus dated June 4, 2025

Summary of Terms

Issuer	HSBC USA Inc. ("HSBC")
Market Measure	The common stock of NVIDIA Corporation (Bloomberg ticker symbol "NVDA") (the "Underlying Stock)
Face Amount (Original Offering Price)	The principal amount of $1,000 per security
Pricing Date*	June 12, 2025
Issue Date*	June 17, 2025
Final Calculation Day*	June 12, 2028
Stated Maturity Date *	June 15, 2028
Automatic Call	If the stock closing price of the Underlying Stock on the call date is greater than or equal to the starting price, the securities will be automatically called, and on the call settlement date, you will receive the face amount per security plus the call premium.
Call Date*	June 17, 2026
Call Settlement Date	Three business days after the call date
Call Premium	At least 23.15% of the face amount (to be determined on the pricing date)
Maturity Payment Amount (per security)	• if the ending price of the Underlying Stock on the final calculation day is greater than the starting price: $1,000 + ($1,000 × stock return of the Underlying Stock on the final calculation day × upside participation rate); • if the ending price of the Underlying Stock on the final calculation day is less than or equal to the starting price, but greater than or equal to the threshold price: $1,000; or • if the ending price of the Underlying Stock on the final calculation day is less than the threshold price: $1,000 + ($1,000 × stock return of the Underlying Stock on the final calculation day)
Starting Price	The stock closing price on the pricing date.
Ending Price	The stock closing price on the final calculation day.
Upside Participation Rate	150%
Threshold Price	65.00% of the starting price.
Stock Return	$\frac{\text{stock closing price on that day} - \text{starting price}}{\text{starting price}}$
Calculation Agent	HSBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent's Commission and Other Fees	Up to 2.575%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 2.00% and WFA may receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.30% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	40447CKB5 / US40447CKB53
Material Tax Consequences	See the free writing prospectus

*Subject to change

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-8 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying free writing prospectus, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.

Hypothetical Payout Profile**



**assumes a call premium equal to the lowest possible call premium that will be determined on the pricing date.

If the securities are automatically called, the positive return on the securities will be limited to the call premium, and you will not participate in any appreciation of the Underlying Stock beyond the call premium, which may be significant. If the securities are automatically called, you will no longer have the opportunity to participate in any appreciation of the Underlying Stock at the upside participation rate.

If the securities are not automatically called and the ending price of the Underlying Stock on the final calculation day is less than the threshold price, you will have full downside exposure to the decrease in the price of the Underlying Stock on the final calculation day from the starting price and will lose more than 35%, and possibly all, of the face amount of your securities at maturity.

The estimated initial value of the securities on the pricing date is expected to be between $913.00 and $963.00 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" in the accompanying free writing prospectus.

Free Writing Prospectus:
https://www.sec.gov/Archives/edgar/data/83246/000110465925056435/tm2516893d38_fwp.htm

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities
- If The Securities Are Not Automatically Called Prior To Maturity, You May Lose A Significant Portion Or All Of The Face Amount Of Your Securities At Maturity.
- If The Securities Are Automatically Called, Your Return Will Be Limited to the Call Premium.
- You May Be Fully Exposed To The Decline In The Underlying Stock On The Final Calculation Day From The Starting Price, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of Any Contingent Coupon Payments.
- You Will Be Subject To Reinvestment Risk.
- No Periodic Interest Will Be Paid On The Securities.
- The Call Settlement Date Or The Stated Maturity Date May Be Postponed If The Call Date Or The Final Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC
- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market
- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.
- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Underlying Stock
- The Securities Will Be Subject To Single Stock Risk.
- Any Payments On The Securities And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Underlying Stock And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - *Investing In The Securities Is Not The Same As Investing In The Underlying Stock.*
  - *Historical Prices Of The Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.*
  - *The Securities May Become Linked To The Common Stock Of A Company Other Than The Original Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Cannot Control Actions By The Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Have No Affiliation With The Underlying Stock Issuer And Have Not Independently Verified Its Public Disclosure Of Information.*
  - *You Have Limited Anti-dilution Protection.*

Risk Relating To Conflicts Of Interest
- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risk Relating To Tax
- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.